PACIFIC MERCANTILE BANCORP

949 South Coast Drive, Suite 300

Costa Mesa, California 92626

(714) 438-2525

December 12, 2011

VIA EDGAR

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attention:	Christian Windsor, Special Counsel
Matt McNair, Attorney-Advisor

Re:	Pacific Mercantile Bancorp (File No. 0-30777):

  Preliminary Proxy Statement filed on December 2, 2011

Ladies and Gentlemen:

Set forth in the attachment to this letter are the responses of Pacific Mercantile Bancorp to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in its letter to us dated December 9, 2011 (the “Comment Letter”), with respect to our Preliminary Proxy Statement filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on December 2, 2011 (the “PRE 14A”). For ease of review, we have set forth, in the attachment, each of the Staff’s comments and our responses thereto, in the same chronological order as the comments were set forth in the Comment Letter.

As you will see, the responses reference Amendment No. 1 to the PRE 14A (the “Amended PRE 14A”) which we filed with the Commission earlier today.

Acknowledgements

We also acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss these responses with us, please do not hesitate to call me at (714) 438-2525 or our counsel, Ben A. Frydman at (949) 725-4150.

Sincerely,

/s/ NANCY A. GRAY
Nancy A. Gray,
Senior Executive Vice President and Chief Financial Officer

RESPONSES OF PACIFIC MERCANTILE BANCORP (File No. 0-30777)

TO THE COMMENT LETTER, DATED DECEMBER 9, 2011, FROM THE STAFF

OF THE SECURITIES AND EXCHANGE COMMISSION RELATING TO THE

PRELIMINARY PROXY STATEMENT FILED ON DECEMBER 2, 2011

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

PRE 14A filed December 2, 2011

General

1. STAFF COMMENT. Please revise to disclose the effects, if any, that the sale and issuance of common stock to the Carpenter Funds will have upon the rights of existing shareholders. Refer to Item 11(d) of Schedule 14A. We note the discussion regarding the rights of the holders of your common stock on page 10.

Response.

As requested by the Staff, we have added a statement, on page 9 of the Amended PRE 14A, which confirms that the rights of the Carpenter Funds, as owners of our common stock, including their voting rights, dividend rights and rights on liquidation, will be the same as the rights of the holders of our outstanding shares of common stock.

Reasons for Approving the Sale …, page 6

2. STAFF COMMENT. We note the disclosure on page 7 explaining that when you were evaluating strategic alternatives for raising additional capital to increase your capital ratios you decided not to pursue a public stock offering because “such an offering would significantly dilute the Company’s existing shareholders.” In light of the fact that shareholders will be diluted as a result of the Carpenter Funds investment, please revise to disclose why you nevertheless determined to approve the sale and issuance to the Carpenter Funds. Revise to clearly disclose that shareholders will be diluted as a result of the investment and clarify the ways in which shareholders will be diluted (e.g., book value, voting power, etc.).

Response.

In accordance with the Staff’s comment, we have revised the disclosures, now located on page 7, of the Amended PRE 14, which set forth the reasons why we decided to approve the sale and issuance of the Common Shares to the Carpenter Funds, rather than a public offering of our common stock.